4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PRESENT AT EUROPEAN BIOTECH CONFERENCES

WINNIPEG, Manitoba - (April 12, 2005) - Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce that it’s President & CEO, Dr. Albert Friesen, PhD, will be presenting at two upcoming international Biotech conferences. The two conferences, the World Life Sciences Forum/BioVision and BioSquare will run simultaneously in Lyon France, attracting opinion-leaders and decision makers from the pharmaceutical, biotechnology, and investment communities.

Dr. Friesen will be a guest speaker at a plenary session at the World Life Sciences Forum entitled, “Women, Health, and Science”. Dr. Friesen will speak on cardiovascular disease in women, and the opportunity for Medicure’s lead product, MC-1, to improve cardiac outcomes in women. The “Women, Health, and Science” plenary session is scheduled at 2 pm on April 14th at the Hilton Hotel in Lyon.

Medicure will also be presenting at BioSquare, Europe’s leading biotechnology partnering event. BioSquare 2005 offers a unique platform for the top management of biotechnology companies to meet with key research and business development executives from the pharmaceutical and finance industries. Dr. Friesen will deliver Medicure’s corporate presentation on Friday, April 15, 2005 at 10:45 am in Room Rhone 3A, Level 1 in the International Convention Center.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
  Two positive Phase II trials completed
  Unique products addressing major markets not adequately served by existing drugs
  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com